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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No.  )*

Fischer Watt Gold Company, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

Common Stock, $0.001 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  337730-10-5
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                                 (CUSIP Number)

                 Brigitte Cooper, c/o Fischer-Watt Gold Company,
   1621 north 3rd Street, Suite #1000, Coeur d'Alene, ID 83814 (208) 664-6757
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  May 22, 1998
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                      (Date of Event which Requires Filing
                               of this Statement)


If the filing person has previously filed a statement of Schedule 13G to report the acquisition which is the subject of the Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

CUSIP No. 337730-10-5                    13D


--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

James Michael Seed             41-6029622
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   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [  ]

--------------------------------------------------------------------------------
   3   SEC USE ONLY

--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

James Michael Seed Trust
--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]

--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

United States
--------------------------------------------------------------------------------
  NUMBER OF           7.  SOLE VOTING POWER
  SHARES                  2,862,600 shares*
  BENEFICIALLY          ----------------------------------------------------
  OWNED BY            8.  SHARED VOTING POWER
  EACH                    - 0 -
  REPORTING             ----------------------------------------------------
  PERSON
  WITH                9.  SOLE DISPOSITIVE POWER
                          - 0-
                      ----------------------------------------------------

                      10. SHARED DISPOSITIVE POWER
                          3,576,900 shares
  --------------------------------------------------------------------------
  11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       - 0-
  -------------------------------------------------------------------------
  12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES (SEE INSTRUCTIONS)  [   ]
  -------------------------------------------------------------------------
  13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       9.59%
  --------------------------------------------------------------------------
  14.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

       IN
  -------------------------------------------------------------------------

*Common Stock and one Warrant of the Company, for an aggregate consideration of $100,002, which was paid in cash by the James Michael Seed Trust of which Mr. Seed is a beneficiary and has voting control. No funds were borrowed to finance the purchase.

     ITEM 4. PURPOSE OF TRANSACTION.

     a) The Company entered into a Subscription Agreement with James M. Seed dated May 22, 1998, pursuant to which Mr. Seed agreed to purchase 714,300 Units, each consisting of one share of Commoan Stock and one Warrant of the Company, for an aggregate consideration of $100,002. The Warrants may be exercised at an exercise price of $.14 per share, on or before December 31, 1999.

     b) Not applicable

     c) Not applicable

     d) Not applicable

     e) Not applicable

     f) Not applicable

     g) Not applicable

     h) Not applicable

     i) Not applicable

     j) Not applicable

     ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     a) As of May 22, 1998, Mr. James Seed had beneficial ownership of an aggregate of 3,576.900 shares of securities of the Company, consisting of 2,862,600 shares of Common Stock and Warrants to purchase 714,300 shares of Common Stock expiring on December 31, 1999, which constituted approximately 9.59% of the outstanding shares of Common Stock of the Company. In addition, Mr Seed holds an option to purchase 100,000 shares of Common Stock, which option may be exercised on or after December 16, 1998, and which expires on December 16, 2003.

     b) James M. Seed has sole power to vote and dispose of all shares described in paragraph (a) above.

     c) Except as described in response to Item 3 hereof, there were no transactions in the Common Stock of the Company effected by Mr. Seed in the past sixty days.

     d) Not applicable

     e) Not applicable

     ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     None, other than as described in the response to Item 3 hereof.

     ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

     Exhibit "A" - Subscription Agreement
     Exhibit "B" - Warrant

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:   June 2, 1998                         /s/ James M. Seed
                                             -----------------------------------
                                             Signature

                                             Director
                                             -----------------------------------
                                             Name/Title